Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following is a description of the capital stock of J.B. Hunt Transport Services, Inc. (the “Company”) and certain provisions of the Company’s Amended and Restated Articles of Incorporation (“Articles”), Amended and Restated Bylaws (“Bylaws”), and certain provisions of applicable law. The following is only a summary and is qualified by applicable law and by the provisions of the Company’s Articles and Bylaws, copies of which have been filed with the Securities and Exchange Commission.

General

Under our Articles, we have authority to issue up to 1,000,000,000 shares of common stock, par value $0.01 per share, and up to 10,000,000 shares of preferred stock, par value $100.00 per share. Each share of our common stock has the same relative rights as, and is identical in all respects to, each other share of our common stock.

As of December 31, 2019, 106,212,908 shares of our common stock were issued and outstanding, and 5,710,001 shares of common stock were reserved for issuance pursuant our Management Incentive Plan. Our common stock is listed on the NASDAQ Global Select Market. The outstanding shares of our common stock are validly issued, fully paid and non-assessable.

As of December 31, 2019, no shares of our preferred stock were issued and outstanding.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of our common stock do not have cumulative voting rights.

Dividend Rights. Holders of our common stock are entitled to dividends when, as, and if declared by our board of directors out of funds legally available for the payment of dividends. Holders of any series of preferred stock we may issue in the future may have a priority over holders of common stock with respect to dividends.

Liquidation and Dissolution. In the event of the liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to receive ratably all of the assets of the Company available for distribution after satisfaction of all liabilities of the Company, subject to the rights of the holders of any of the Company’s preferred stock that may be issued from time to time.

Other Rights. Holders of our common stock have no preferential or preemptive rights with respect to any securities of the Company, and there are no conversion rights or redemption or sinking fund provisions applicable to our common stock.

Modification of Rights. Our board of directors acting by a majority vote of the members present, without stockholder approval, may amend our Bylaws and may issue shares of our preferred stock under terms as described below under “Preferred Stock.” Rights of the holders of our common stock may not otherwise be modified by less than a majority vote of the common stock outstanding. Additionally, under the Arkansas Business Corporation Act of 1987, a majority vote is required for the approval of a merger or consolidation with another corporation, and for the sale of all or substantially all of our assets and liquidation or dissolution of the Company.

Transfer Agent. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Preferred Stock

Voting Rights. Holders of our preferred stock are not entitled to vote, except as required by statute.

Dividend Rights. Holders of our preferred stock are entitled to dividends when and as declared by our board of directors out of the surplus or net profits of the Company at the rate of 10% annually, before any dividends on our common stock may be paid or declared and set apart for payment.

Redemption. The board of directors of the Company may redeem our preferred stock at any time, upon at least 30 days notice by mail to the holders of such preferred stock, by paying $100.00 in cash for each share of preferred stock to be redeemed. In the event of a partial redemption, the board of directors may determine the terms and conditions of any redemption and the shares to be redeemed.

Liquidation and Dissolution. In the event of the liquidation, dissolution or winding up of the Company, the holders of our preferred stock are entitled to receive the sum of $100.00 per share.

Other Rights. Holders of our preferred stock have no preemptive rights with respect to any securities of the Company, and there are no conversion rights or sinking fund provisions applicable to our preferred stock.

Provisions That May Discourage Takeovers

Arkansas law and our Articles, Bylaws and corporate governance policies contain provisions that may have the effect of discouraging transactions involving an actual or threatened change of control. These provisions could protect the continuity of our directors and management and possibly deprive stockholders of an opportunity to sell their shares of common stock at prices higher than the prevailing market prices. The following description is subject in its entirety to applicable Arkansas law and our Articles and Bylaws.

Availability of Authorized but Unissued Shares. All of our preferred stock and a substantial amount of our common stock are authorized but unissued and not reserved for any particular purpose. Our board of directors may issue shares of authorized common or preferred stock without stockholder approval. If our board of directors decides to issue shares to persons friendly to current management, this could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company, including dilution through a stockholder rights plan of the type commonly known as a “poison pill,” which the board of directors could adopt without a stockholder vote.

Issuance of Preferred Stock. In addition, our board of directors could issue preferred shares having voting rights that adversely affect the voting power of our common stockholders, which could have the effect of delaying, deferring or impeding a change in control of the Company.

Classification of the Board of Directors. As permitted by Arkansas law, our Articles provide that, if we have nine or more directors, our board of directors may at any time elect to classify our board of directors into two or three classes, with each class serving a staggered two-year or three-year term, as the case may be. Our board of directors currently consists of ten directors. In 2008, our board of directors amended our corporate Bylaws to declassify the board of directors and to provide for the annual election of directors beginning in 2009. Our Bylaws provide that all directors shall be elected to one-year terms, expiring at the next annual meeting of our stockholders. However, as long as we have nine or more directors, our board of directors could at any time amend our Bylaws to reinstate a classified board with staggered terms without any action on the part of our stockholders. A classified board with staggered terms could make it more difficult for a stockholder or group of stockholders to assume control of the board of directors by replacing a majority of the board of directors with their own candidates.

No Cumulative Voting. Under Arkansas law, stockholders do not have cumulative voting rights for the election of directors unless the Articles of Incorporation so provide. Our Articles do not provide for cumulative voting.

Limitations on Nomination of Directors. Under our corporate governance policy regarding director recommendations by stockholders, in order for a stockholder or group of stockholders to recommend a candidate for director, such recommendation must be submitted to us not less than 120 days before the first anniversary of the date of the proxy statement for the preceding year’s annual meeting. The stockholder or group of stockholders submitting the recommendation must have beneficially owned at least two percent of our outstanding common stock for at least one year and must describe various matters as specified in the policy, including the name and address of the recommending stockholder; the number of shares of the Company’s common stock beneficially owned by the recommending stockholder and the dates such shares were purchased; the name, age and address of the candidate; his or her occupation for the past five years; a description of the candidate’s qualifications to serve as a director and why the candidate does or does not qualify as “independent” under the NASDAQ corporate governance listing standards; the number of shares held by the candidate, if any; and a description of the arrangements or understandings between the recommending stockholder and the candidate, if any, or any other person pursuant to which the recommending stockholder is making the recommendation.

Limitation on Calling Special Meetings of Shareholders. Arkansas law allows the board of directors or persons authorized in our Articles or Bylaws to call special meetings of stockholders. Our Bylaws provide that a special meeting may be called by our board of directors, the Chairman of the Board, the President, the Secretary or by the holders of not less than one-third of all the shares of stock entitled to vote at the proposed special meeting. Under Arkansas law, business to be transacted at a special meeting is limited to the purpose or purposes described in the notice of the meeting.